FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement of integration of Sogecable and Via Digital

Telefonica S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), and pursuant to the reports submitted on 9 May 2002 and 14 May 2002, hereby reports the following

Significant event

Sogecable S.A. and Telefonica de Contenidos S.A.U., a subsidiary of Telefonica, S.A., report that they have signed an agreement today in which they state they have completely fulfilled the requirements for the integration of Sogecable and Via Digital, as set out in the contract signed on 8 May 2002. The agreement signed today implements the contract of 8 May 2002 in accordance with the terms reported to the market and maintains the established share-exchange terms (77% of the resulting company for the current shareholders of Sogecable and 23% for the current shareholders of Via Digital, assuming all shareholders exchange their shares).

In addition, Telefonica de Contenidos and Sogecable have both agreed detailed action plans and periods for implementing the conditions set by the government in the resolutions of the Cabinet ("Consejo de Ministros") announced on 29 November 2002. In these plans, Telefonica de Contenidos and Sogecable have accepted the conditions set by the government, without prejudice to the joint lodging of appeals against certain of these (channel distribution requirements, joint marketing of sales packages, price caps and the forbidding of strategic alliances).

Lastly, the parties and their main shareholders have established a financial structure for Sogecable that ensures the viability of the company that results from the integration of the two businesses.

Sogecable and Telefonica de Contenidos shall jointly inform the Spanish competition authorities (the "Servicio de Defensa de la Competencia") of the contents of the agreement signed today.

Madrid, 29 January 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 29th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors